Exhibit 99.66

Volaris announces the appointment of Chief Financial Officer and Interim Chief Legal Officer

Mexico City, Mexico, March 17, 2021 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), an ultra-low-cost airline serving Mexico, the United States and Central America, announces that Jaime E. Pous who has served as interim Chief Financial Officer since June 2020, has been promoted and appointed as permanent Chief Financial Officer.

Jaime Pous has demonstrated the vision and leadership needed to successfully manage the administration and finances of the Company during the COVID-19 pandemic. He will oversee the finance, accounting, and investors relations departments, reporting directly to Enrique Javier Beltranena Mejicano, President and Chief Executive Officer of Volaris.

For his additional academic and professional information, refer to “Item 6. Directors, Senior Management and Employees” on our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.

As a result, Jaime Pous leaves the position of Chief Legal Officer and Corporate Affairs SVP of the Company after eight years of a strong and successful performance.

Isela Cervantes, Legal Corporate and Securities Compliance Senior Manager, who joined Volaris in June 2007, will serve as Chief Legal Officer on an interim basis while a replacement is appointed.

“I am pleased to announce Jaime´s promotion to be our new Chief Financial Officer, with his appointment the Company reiterates its commitment to strengthening its management team. His vision and leadership support the Company´s financial discipline, cost control and strategic planning development, continuing the growth and value creation for our shareholders”, mentioned Enrique Beltranena.

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to 161 and its fleet from four to 87 aircraft. Volaris offers more than 296 daily flight segments on routes that connect 43 cities in Mexico and 25 cities in the United States with one of the youngest fleets in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100